THOMPSON   ATLANTA         CINCINNATI          COLUMBUS             NEW YORK _____

HINE       BRUSSELS           CLEVELAND        DAYTON                     WASHINGTON, D.C.

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

SGM Funds- File Nos. 333- 154553 and 811- 22247

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, SGM Funds (the “Registrant”) hereby requests the withdrawal of the Post-Effective Amendment to its registration statement on Form N-1A, filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 23, 2009 (Accession No. 0001162044-09-000536 ) (“Amendment No. 1”).

Amendment No. 1 was filed for the purpose of adding a new series, the SGM Ethical Global Hard Asset Allocation Fund (the “Fund”).  The Registrant has determined not to offer shares of the Fund at this time.   No securities were sold in connection with Amendment No. 1.

The Registrant requests that the SEC issue an order granting its request for withdrawal of the Amendment as soon as is practicable.  The Registrant’s CIK number is 0001448100.

If you have any comments or questions, please contact JoAnn M. Strasser at (513) 352-6725.

Very truly yours,

/s/ JoAnn M. Strasser

JoAnn M. Strasser